Filed Pursuant to Rule 253(g)(2)

File No. 024-11298

MOGULREIT II, INC.

SUPPLEMENT NO. 1 DATED DECEMBER 31, 2020

TO THE OFFERING CIRCULAR DATED DECEMBER 23, 2020

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT II, Inc. (“we,” “our,” “us” or the “Company”), dated December 23, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to update our distributions.

Distributions

On September 30, 2020, our board of directors authorized a daily cash distribution of $0.0012184426 per share of the Company’s common stock to stockholders of record as of the close of business on each day of the periods beginning October 1, 2020 and ending October 31, 2020, beginning November 1, 2020 and ending on November 30, 2020 and beginning December 1, 2020 and ending on December 31, 2020 (each, a “Distribution Period”). Our board of directors expects that the distributions for the Distribution Periods will be paid on or before January 15, 2021.

This distribution equates to approximately 4.53% on an annualized basis assuming a $9.84 share net asset value (the then-current purchase price for the period from October 1, 2020 to October 29, 2020) and calculated for the Distribution Period beginning October 1, 2020 and ending October 31, 2020, and approximately 4.50% on an annualized basis assuming $9.91 per share net asset value (the current purchase price effective October 30, 2020), calculated for the Distribution Periods beginning November 1, 2020 and ending November 30, 2020 and beginning December 1, 2020 and ending December 31, 2020. The annualized basis return is not a guarantee or projection of future returns, and the board of directors may in the future declare lower distributions or no distributions at all for any given period.

While the board of directors is under no obligation to do so, the annualized basis return assumes that the board of directors will declare quarterly distributions in the future similar to the distribution disclosed herein.